[redacted]

UNITEDSTATE:
SECURITIESANDEXCHANGE
Washington, D.C. 2

11017077

B APPROVAL	
nber:	3235-0123
	February 28, 2010
l average burden	
hours per response	12.00

CG 3/2/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paragon Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, John & Company

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PARAGON CAPITAL PARTNERS, LLC

S.E.C. No. 8-66649

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND

INDEPENDENT AUDITOR'S REPORT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Paragon Capital Partners, LLC
December 31, 2009 and 2008

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income and Members' Equity.
- ☒ (d) Statements of Cash Flows.
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. (included in (c) above)
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Paragon Capital Partners, LLC
December 31, 2010

OATH OR AFFIRMATION

I, David Adler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paragon Capital Partners, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member
Title

Sworn to before me this
24th day of February, 2011.

Notary 2/24/2011

SHIRLEY M. HARDIE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01HA6182588
My Commission Expires Feb. 25, 2012

Paragon Capital Partners, LLC
Table of Contents

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Members of
Paragon Capital Partners, LLC:

We have audited the accompanying statements of financial condition of Paragon Capital Partners, LLC as of December 31, 2010 and 2009 and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Paragon Capital Partners, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bosco Johnn & Company

February 2, 2011

Paragon Capital Partners, LLC
Statements of Financial Condition
December 31, 2010 and 2009

Assets	2010	2009
Cash and cash equivalents	$ 96,148	$ 530,381
Marketable securities	973,758	132,500
Prepaid expenses and other	21,617	13,105
Fixed assets, net of accumulated depreciation of $172,785 in 2010 and $150,451 in 2009	30,444	52,778
Deposit	36,843	36,843
Total Assets	$ 1,158,810	$ 765,607
Liabilities and Members' Equity		
Liabilities - accrued expenses and taxes	$ 224,873	$ 475,142
Members' equity	933,937	290,465
Total Liabilities and Members' Equity	$ 1,158,810	$ 765,607

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Operations and Members' Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Fees	$ 493,355	$ 8,286,674
Realized gain on the sale of marketable securities	60,881	635,495
Unrealized gain (loss) on marketable securities	529,266	(238,163)
Interest and money market dividends	83	4,301
Other income	0	1,153
Total revenue	1,083,585	8,689,460
Interest expense	39	0
Net revenue	1,083,546	8,689,460
Non-interest expenses:		
Administrative services	240,866	341,266
Rent	232,779	264,093
Insurance	61,347	86,241
Professional fees and consultants	39,965	110,192
Office expenses	66,542	83,387
Dues and fees	102,072	98,224
Depreciation	22,334	26,423
Taxes	2,801	310,831
Other	71,368	89,867
Total non-interest expenses	840,074	1,410,524
Net income	243,472	7,278,936
Members' equity - beginning of year	290,465	476,643
	533,937	7,755,579
Members' contributions (distributions)	400,000	(7,465,114)
Members' equity - end of year	$ 933,937	$ 290,465

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 243,472	$ 7,278,936
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	22,334	26,423
Realized gain on the sale of marketable securities	(60,881)	(635,495)
Unrealized (gain) loss on marketable securities	(529,266)	238,163
(Increase) decrease in operating assets:		
Prepaid expenses and other	(8,512)	22,825
Increase (decrease) in operating liabilities:		
Accrued expenses and taxes	(250,269)	378,564
Total adjustments	(826,594)	30,480
Net cash provided by (used for) operating activities	$ (583,122)	$ 7,309,416

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Paragon Capital Partners, LLC
Statements of Cash Flows (continued)
For the Years Ended December 31, 2010 and 2009

	2010	2009
Net cash provided by (used for) operating activities	$ (583,122)	$ 7,309,416
Cash flows from investing activities:		
Acquisitions of marketable securities	(350,000)	(46,000)
Proceeds from sale of marketable securities	98,889	685,494
Acquisitions of fixed assets	0	(14,530)
Net cash flows from investing activities	(251,111)	624,964
Cash flows from financing activities:		
Members' contributions (distributions)	400,000	(7,465,114)
Net increase (decrease) in cash and cash equivalents	(434,233)	469,266
Cash and cash equivalents - beginning of year	530,381	61,115
Cash and cash equivalents - end of year	$ 96,148	$ 530,381
Supplemental disclosures of cash flows information:		
Interest paid during the year	$ 39	$ 0
Income taxes paid during the year	$ 298,801	$ 29,476

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Note 1 - Summary of Significant Accounting Policies

Organization -

Paragon Capital Partners, LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients. The Company's headquarters are located in New York, NY.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009 the Company had net capital of $565,581 and $135,532, respectively, which was $550,589 and $103,854, respectively, in excess of its required net capital of $14,992 and $31,678, respectively. The Company's net capital ratio was .3976 and 3.5058 to 1, respectively.

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Marketable Securities -

The Company's investments in securities are bought and held principally for the purpose of selling in the near term. They are classified as available-for-sale securities and are recorded at fair value on the balance sheet in current assets.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes -

Paragon Capital Partners, LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for Federal or New York State income taxes has been included in these financial statements.

New York City imposes an unincorporated business tax on the company. NYC taxes have been included in these financial statements.

Note 1 - Summary of Significant Accounting Policies (continued)

Fixed Assets -

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Computer equipment	5
Furniture, fixtures and equipment	7

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Impairment of Long-Lived Assets -

The company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing a review for impairment, the company compares the carrying value of the asset with their estimated future undiscounted cash flows. If it is determined that impairment has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between the asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. As a result of its review, the company does not believe that any material impairment currently exists related to its long-lived assets.

Note 2 - Fair Value Measurements

The company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy was established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

Marketable Securities	Level 1	Level 2	Level 3	Total
Equities	$ 973,758	$ 0	$ 0	$ 973,578

Net unrealized holding gains increased by $529,266 during the year ended December 31, 2010. The financial market's volatility in 2011 may significantly impact the subsequent valuation of the company's investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 3 - Fixed Assets

Major classifications of fixed assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Computer equipment	$ 89,344	$ 89,344
Furniture, fixtures and equipment	113,885	113,885
	203,229	203,229
Less accumulated depreciation	172,785	150,451
	$ 30,444	$ 52,778

Note 4 - Commitments

The company leases office space under a non-cancelable operating lease expiring July 31, 2014. Future minimum rental and utility payments under this lease are as follows for the years ending December 31,:

2011	$ 229,793
2013	249,387
2014	249,387
2015	145,476
	$ 874,043

Note 5 - Subsequent Events

The company has evaluated subsequent events through February 2, 2011, which is the date the financial statements were available to be issued.

Paragon Capital Partners, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2010 and 2009

	2010	2009
Members' equity	$ 933,937	$ 290,465
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other	21,617	13,105
Deposit	36,843	36,843
Net fixed assets	30,444	52,778
Total deductions and other charges	88,904	102,726
Net capital before securities haircuts on positions	845,033	187,739
Securities haircuts:		
Trading and investment securities	146,064	35,148
Undue concentration	133,388	17,059
	279,452	52,207
Net capital	$ 565,581	$ 135,532
Aggregate indebtedness:		
Accrued expenses and taxes	$ 224,873	$ 475,142
Minimum capital required (the greater of 6.67% of aggregate indebtedness, or $5,000)	$ 14,992	$ 31,678
Capital in excess of minimum requirements	$ 550,589	$ 103,854
Ratio of aggregate indebtedness to net capital	.3976 to 1	3.5058 to 1

Note: No material differences exist between the above computation and the computation included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2010 and 2009

Paragon Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exceptive provisions.

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Supplemental Report on Internal Control Structure
December 31, 2010 and 2009

To the Members of Paragon Capital Partners, LLC:

In planning and performing our audits of financial statements and supplemental schedules of Paragon Capital Partners, LLC, for the years ended December 31, 2010 and 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, Johnn & Company, CPA, P.C.
Valhalla, NY
February 2, 2011